

Mail Stop 3720

July 25, 2016

David L. Dunkel
Chairman and Chief Executive Officer
Kforce, Inc.
1001 East Palm Avenue
Tampa, FL 33605

   Re: Kforce, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed February 26, 2016
     File No. 0-26058

Dear Mr. Dunkel:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terry French for

        Carlos Pacho
        Senior Assistant Chief Accountant
        AD Office 11 – Telecommunications